

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 5, 2009

Via Facsimile (212) 728-9267 and U.S. Mail
Michael Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

>   **Re: PHH Corporation, Inc.**
>   **Definitive Soliciting Materials filed on Schedule 14A filed on June 3, 2009**
>   **by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP,**
>   **Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant**
>   **Windward Fund, LP, Pennant Windward Fund, LP, Pennant Windward**
>   **Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian**
>   **File No. 1-07797**

Dear Mr. Schwartz:

　　　　We have conducted a limited review of the filing listed above and have the following comments.

Don't Believe Management's Claims that PHH is Performing Well

1.　　　We note your disclosure that the company's profit of $2 million or $0.04 per share is the company's "first quarterly profit in the last fourteen quarters." Your statement is inconsistent with the financial data publicly reported by the company in its quarterly reports over the last fourteen quarters. Please file corrective disclosure that addresses this inconsistency. Disseminate such corrective disclosure in the same manner as the materials filed. Refer to Rule 14a-9.

Mr. Michael Schwartz
Willkie Farr & Gallagher, LLP
June 5, 2009
Page 2

2.   Avoid statements that directly or indirectly impugn character, integrity or personal
        reputation or make charges of illegal or immoral conduct without factual foundation.
        Refer to Rule 14a-9. For example, you ask shareholders to "not be fooled" by
        management's comparisons and also suggest that management is deploying "scare
        tactics". In future filings, please avoid making such unsupported assertions.

Closing Comments

        As appropriate, please respond promptly to these comments. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover letter
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202)
772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions